Contact:

Bob Rai, Director and CEO

604-247-2639 info@avricorehealth.com www.avricorehealth.com

Vancouver, November 27, 2018

Avricore Health Signs Letter of Intent to Partner with FoodRocket to Enhance the HealthTab Platform

VANCOUVER, BC, November 27, 2018 – Avricore Health Inc. (TSXV: AVCR) (“Avricore Health”) is pleased to announce that it has signed a letter of intent to review opportunities to collaborate with FoodRocket to integrate FoodRocket’s precision health offerings and genomics with the HealthTab platform across Canada.

Avricore Health is actively pursuing the expansion of its offering of point of care testing solutions to community pharmacists. An important component of this is to expand the features that the HealthTab platform offers to pharmacists and patients.

Up to now, pharmacists have generally played a peripheral role in helping patients manage their nutritional and dietary objectives, because a comprehensive system based on scientific principles specifically tailored to an individual patient was unavailable. Dietary objectives were often based on broad generalizations predicated on a “one size fits all” approach. Recent advances in understanding the genetic basis of nutrition, individual responses to nutrients and the development of simple tests to measure these have created the opportunity to individually tailor nutrition and diet to a patient based on their unique genetic and metabolic makeup. At the same time, this has created the opportunity for pharmacists to play a key role in helping patients achieve their nutritional and dietary objectives based on the pharmacists understanding of the underlying science and human health.

FoodRocket has developed a comprehensive Nutrigenomics based “DNA to Diet” system that allows customers to uniquely tailor their nutrition and diet to their genetic makeup. The FoodRocket platform and personalized Health & Wellness software provides patients with a detailed report which makes nutritional and dietary recommendations, including custom recipes based on their genetic makeup, current health status and dietary objectives. The platform then allows the customer to fulfill these recommendations and recipes through a seamlessly integrated system connected to community pharmacies, local grocers, meal kit services, restaurants and workplace cafeterias.

The HealthTab / FoodRocket integrated wellness product can offer pharmacists the opportunity to implement a first of its kind health management program in Canada. The combination can allow them to benchmark and track key health metrics while implementing a comprehensive nutritional and dietary patient management program founded on core scientific principles.

Pharmacists benefit by offering their customers a nutritional and dietary program that can only be implemented at the pharmacy in conjunction with the HealthTab system. Patients benefit by enrolling in a precision diet and nutrition program that they can simply and seamlessly fulfill with “real” food from food providers through the FoodRocket Health and Wellness Platform.

Avricore Health Inc. | 789 West Pender Street, Suite 810, Vancouver B.C. V6C 1H2	www.AvricoreHealth.com

One of the unique features of the HealthTab screening platform is that it can serve as the foundation of pharmacist led health initiatives by allowing the pharmacist to create a baseline patient profile of core health metrics and then track changes in the metrics over time as the health initiative is implemented. These pharmacist managed health initiatives are an emerging and potentially lucrative opportunity that span a wide spectrum such as diabetes, cardiac, metabolic and nutritional and diet management and that Avricore Health will evaluate.

The proposed transaction remains subject to customary conditions, including the negotiation and execution of a definitive agreement between Avricore Health and FoodRocket and the completion of due diligence. There is no guarantee that a definitive agreement will be executed on the terms contemplated, or at all.

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. Their goal is to empower consumers, patients and pharmacists with innovative 21st century products, services and information to monitor and optimize health.

www.avricorehealth.com

About FoodRocket Inc.

FoodRocket provides individuals with a platform to achieve optimal health through measurable, DNA enabled personalized & actionable food experiences. Their bespoke, shoppable, Nutrigenomics Platform automates the gathering and analyzing of Genomic Data with Real-time Food Consumption Data and Electronic Medical Records in order to optimally treat disease and reduce health care spending.

www.foodrocket.com

Cautionary Note Regarding Forward-Looking Statements: Information in this press release that involves Avricore Health’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the integration of FoodRocket’s genomics and precision health offerings with the HealthTab platform; the unique features that the HealthTab platform offers to pharmacists and patients; the emergence of pharmacist managed health initiatives and the potentially lucrative opportunities in connection therewith; the opportunity for pharmacists to play a key role in helping patients achieve nutritional and dietary objectives; and the anticipated benefits of the HealthTab/FoodRocket combination to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to negotiate and enter into a definitive agreement with FoodRocket; failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore Health’s public filings available on SEDAR at www.sedar.com. Accordingly, readers should exercise caution in relying upon forward-looking statements and Avricore Health undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX

Avricore Health Inc. | 789 West Pender Street, Suite 810, Vancouver B.C. V6C 1H2	www.AvricoreHealth.com

Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Avricore Health Inc. | 789 West Pender Street, Suite 810, Vancouver B.C. V6C 1H2	www.AvricoreHealth.com